Exhibit 99.1

Stealth BioTherapeutics Provides Update on Phase 3 Trial of Elamipretide in Primary Mitochondrial Myopathy

December 20, 2019

BOSTON, Dec. 20, 2019 /PRNewswire/ — Stealth BioTherapeutics (NASDAQ: MITO), a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction, today announced top-line data from the Phase 3 MMPOWER-3 trial evaluating elamipretide for treatment of patients with primary mitochondrial myopathy (PMM). The study did not meet its primary endpoints assessing changes in the six-minute walk test and Primary Mitochondrial Myopathy Symptom Assessment (PMMSA) Total Fatigue Score. Safety results showed that treatment with elamipretide was well tolerated with most adverse events mild to moderate in severity.

“We are deeply grateful to our patients and families, our investigators and their teams, and our advocacy partners for their support of this study, and share their disappointment that it did not meet the promise of our earlier trials in this indication,” said Chief Executive Officer Reenie McCarthy. “We remain confident in the promise of our platform and committed to our mission of improving the lives of people living with diseases involving mitochondrial dysfunction. We plan to meet with the FDA in early 2020 regarding our Barth syndrome program, where we have observed significant improvement in cardiac stroke volume during open-label extension, and continue to enroll our Phase 2b clinical trial in geographic atrophy associated with dry age-related macular degeneration, in which we observed improvement in visual function during an earlier Phase 1 study. We are also progressing our pipeline of second-generation mitochondrial therapeutics, with lead pipeline compound SBT-272 entering Phase 1.”

The Company plans to review its operational resources to align them with its near-term priorities of progressing its Barth, AMD and pipeline programs, and expects to provide further guidance next month.

Conference Call Information

Stealth will host a conference call and webcast today at 8:30 a.m. ET to discuss the MMPOWER-3 trial. The call can be accessed by dialing 866-939-3921 (domestic) or 678-302-3550 (international) and referencing conference ID 49292088. A live audio webcast of the event can be accessed by visiting the Investors & News section of Stealth’s Investor website, https://investor.stealthbt.com/. A replay of the webcast will be archived on Stealth’s website for 30 days following the event.

About the MMPOWER-3 Clinical Trial

MMPOWER-3 was a randomized, double-blind, parallel-group, placebo-controlled trial to evaluate the efficacy and safety of elamipretide over 32 weeks in 218 patients with primary mitochondrial myopathy between the ages of 16 and 80. The trial was conducted at 28 clinical sites across North America, Europe and Australia.

About Stealth

We are a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body’s main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases, collectively known as primary mitochondrial diseases, and are also involved in many common age-related diseases. We believe our lead product candidate, elamipretide, has the potential to treat both rare genetic and common age-related mitochondrial diseases. We are studying elamipretide in the following primary mitochondrial diseases: primary mitochondrial myopathy, Barth syndrome and Leber’s hereditary optic neuropathy. We are also studying elamipretide in dry age-related macular degeneration. Our other pipeline candidates include SBT-272, which we are evaluating for rare neurodegenerative disease indications, and SBT-20 and SBT-259, which we are evaluating for rare peripheral neuropathies. We have optimized our discovery platform to identify novel mitochondrial-targeted compounds, which may be nominated as therapeutic product candidates or utilized as scaffolds to deliver other compounds to mitochondria. We have assembled a highly experienced management team, board of directors and group of scientific advisors to help us achieve our mission of leading mitochondrial medicine.

Media Relations

dna Communications

Kaitlyn Nealy, +1 212-445-8335

Media@StealthBT.com

Investor Relations

Stern Investor Relations

Lauren Stival, +1 212-362-1200

IR@StealthBT.com